Commission File No. 001-31403
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D. C. 20549 _______________________
FORM 11-K ______________________
ANNUAL REPORT Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 30, 2003 _______________________
ATLANTIC ELECTRIC 401(K) SAVINGS AND INVESTMENT PLAN - B (Full title of plan)
PEPCO HOLDINGS, INC. (Name of issuer of securities held pursuant to the plan)
701 NINTH STREET, N.W. WASHINGTON, D. C. 20068 (Address of principal executive office)

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Atlantic Electric 401(k) Savings and Investment Plan - B Financial Statements and Supplemental Schedules December 30, 2003 and 2002
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Atlantic Electric 401(k) Savings and Investment Plan - B Index December 30, 2003 and 2002
Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Supplemental Schedules*
Schedule of Assets (Held at End of Year) - Schedule H - Line 4(i)	8
Schedule of Reportable Transactions - Schedule H - Line 4(j)	9
*

Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of Atlantic Electric 401(k) Savings and Investment Plan - B

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Atlantic Electric 401(k) Savings and Investment Plan-B (the "Plan") at December 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 30, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP Philadelphia, PA June 23, 2004
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Atlantic Electric 401(k) Savings and Investment Plan - B Statements of Net Assets Available for Benefits December 30, 2003 and 2002
	2003	2002
Investments
Investments, at fair value	$47,827,807	$39,116,633
Participant loans	1,668,013	1,633,128
Receivables
Participant contributions	71,576	52,493
Employer contributions	19,855	15,247
Net assets available for benefits	$49,587,251	$40,817,501
The accompanying notes are an integral part of these financial statements.
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Atlantic Electric 401(k) Savings and Investment Plan - B Statement of Changes in Net Assets Available for Benefits Year Ended December 30, 2003
Additions
Participant contributions	$ 3,344,443
Employer contributions	794,096
Interest income	119,861
Dividend income	1,279,770
Net appreciation in fair value of investments	5,800,116
Total additions	11,338,286
Deductions
Benefits paid to participants	(2,566,036)
Administrative fees	(2,500)
Total deductions	(2,568,536)
Net increase	8,769,750
Net assets available for benefits, at beginning of year	40,817,501
Net assets available for benefits, at end of year	$49,587,251
The accompanying notes are an integral part of these financial statements.
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Atlantic Electric 401(k) Savings and Investment Plan - B Notes to Financial Statements December 30, 2003 and 2002
1.	Description of Plan
General

The following description of the Atlantic Electric 401(k) Savings and Investment Plan - B (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). T. Rowe Price Trust Company ("T. Rowe Price") serves as the Plan's trustee.

Contributions

All full-time bargaining unit employees of Atlantic City Electric Company (the "Company"), a wholly-owned subsidiary of Conectiv, are eligible to participate in the Plan. Additionally, any employee who is not a regular full-time employee shall be eligible to participate upon completion of 1,000 hours of service. During 2002, Potomac Electric Power Company ("Pepco") acquired Conectiv. In accordance with the Agreement and Plan Merger, Conectiv and Pepco became wholly owned subsidiaries of Pepco Holdings, Inc. ("PHI").

Employees may contribute up to 50 percent of base pay. Upon enrollment in the Plan, a participant may direct employee contributions in any of six investment options, which includes four mutual funds, one common/collective trust and the PHI Common Stock Fund. The tax savings portion of participant contributions (up to 6 percent of an employee's base pay) is matched by the Company at a rate of 50 percent not to exceed 3 percent of the employee's compensation. The Company's matching contributions are invested in the T. Rowe Price Stable Value Fund ("TRP Stable Value Fund"). From December 2000 to July 31, 2002, an employee who elected to invest in Conectiv's common stock and held the common stock for one year received an additional contribution of Conectiv's common stock equal to 15 percent of the participant's original contribution. As a result of the merger, the outstanding common stock of Conectiv was cancelled and exchanged for PHI common stock. After August 1, 2002, an employee will continue to receive the 15 percent stock match, which will be invested in PHI common stock, if the PHI common stock is held for one year. The holding period of the PHI common stock includes the holding period of the Conectiv common stock. At December 30, 2003 and 2002, $25,047 and $10,158, respectively, was included in the PHI Common Stock Fund that related to employee contributions under the one year holding period.

Payment of Benefits

Federal income taxes on these contributions and the related income are deferred until withdrawn. Benefits from the tax savings portion of the Plan can be withdrawn upon the attainment of age 59-1/2, retirement, separation from service, death or in special financial hardship situations. In addition, employees may contribute up to an additional 10 percent of base pay on an after-tax basis to the supplemental savings portion of the Plan, which also earns income that is not subject to Federal income tax until withdrawn. These contributions may be withdrawn once a quarter subject to the provisions of the Internal Revenue Code.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income (losses), the participant's and the Company's contributions, and the participant's loan, if applicable. Such allocations are based on participant earnings or account balances, as defined.

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Atlantic Electric 401(k) Savings and Investment Plan - B Notes to Financial Statements December 30, 2003 and 2002
Vesting
Upon enrollment in the Plan, participants are fully vested at all times in all amounts held in their accounts.
Termination of Plan
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan in whole or in part at any time for any reason.
Administration Fees

Certain professional fees and administrative expenses incurred in connection with the Plan are paid by the Company. The facilities of the Company are used by the Plan at no charge. Loan processing fees are paid by the participants and deducted from Plan assets.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years and up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through weekly payroll deductions.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.
Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares of registered investment companies' mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The carrying value of participant loans approximates fair value. Common stock is valued at closing price on its principal exchange; shares of common/collective trusts are valued at net asset value.

Purchases and sales of investments are recorded on the trade-date. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits
Benefits are recorded when paid.
Contributions
Participants' contributions are recorded in the period of the related payroll deductions. The Company's matching contributions are recorded in the period of the related participants' contributions.
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Atlantic Electric 401(k) Savings and Investment Plan - B Notes to Financial Statements December 30, 2003 and 2002
	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements. Such estimates include those regarding fair value. Actual results could differ from those estimates.

	Risks and Uncertainties

The Plan provides for various investment options in any combination of common stocks, mutual funds and common/collective trusts that invest in bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Investments
	The following presents investments that represent 5 percent or more of the Plan's net assets:
		2003	2002
	TRP Stable Value Fund	$16,564,650	15,963,187
	Equity Index Fund	12,885,296	9,686,634
	Equity Income Fund	13,820,178	10,377,710
	Spectrum Growth Fund	3,176,988	2,016,293
	During 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $5,800,116 as follows:
	Registered investment companies' mutual funds		$5,799,179
	PHI common stock		937
			$5,800,116

4.	Nonparticipant-Directed Investments
	Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
		2003	2002
	Net assets
	TRP Stable Value Fund	$16,564,650	$15,963,187
		$16,564,650	$15,963,187
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Atlantic Electric 401(k) Savings and Investment Plan - B Notes to Financial Statements December 30, 2003 and 2002
		2003
	Changes in net assets
	Contributions	$ 2,032,052
	Interest income	64,751
	Dividend income	725,497
	Benefits paid to participants	(1,751,643)
	Administrative fees	(1,156)
	Net exchanges to participant-directed investments	(468,038)
		$ 601,463
5.	Tax Status

The Plan obtained its latest determination letter on October 9, 2003, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has not been amended since receiving the determination letter.

6.	Related Party Transactions

Certain Plan investments are shares of registered investment companies' mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

	Pepco Holdings, Inc. and Conectiv are also related parties. Purchases and sales of PHI common stock were made during the year.

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Supplemental Schedules
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Atlantic Electric 401(k) Savings and Investment Plan - B EIN#: 52-2297449, PLAN#: 003 Schedule H - Line 4(i) Schedule of Assets (Held at End of Year) December 30, 2003
Identity of Issue	Investment Type	Cost	Current Value
T. Rowe Price
TRP Stable Value Fund*	Common/Collective Trust	$ 16,564,650	$ 16,564,650
Equity Index Fund*	Mutual Fund	10,497,806	12,885,296
Equity Income Fund*	Mutual Fund	11,543,937	13,820,178
Spectrum Growth Fund*	Mutual Fund	2,525,683	3,176,988
International Stock Fund*	Mutual Fund	871,893	1,091,024
PHI*	Common Stock	285,142	289,671
Participant Loans*	Various loans ranging from 6.25% to 9.00% maturing January 2004 through March 2018	-	1,668,013
			$ 49,495,820
* Parties-in-interest
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Atlantic Electric 401(k) Savings and Investment Plan - B EIN#: 52-2297449, PLAN#: 003 Schedule H - Line 4(j) Schedule of Reportable Transactions* Ended December 30, 2003
Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Historical Cost	Current Value of Asset on Transaction Date	Historical Gain/Loss
T. Rowe Price	TRP Stable Value Fund Purchases	$ 5,469,085	$ -	$5,469,085	$5,469,085	$ -
	Sales	4,867,622	4,867,622	4,867,622	4,867,622	$ -

*

Non-participant directed transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of the beginning of the Plan year as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

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Exhibits:
Exhibit 23	Consent of Independent Registered Public Accounting Firm - Filed herewith.
SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTIC ELECTRIC 401(K) SAVINGS AND INVESTMENT PLAN - B By: /s/ Dennis R. Wraase Dennis R. Wraase, Chairman Administrative Board
Date: June 28, 2004

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Exhibit 23
CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Number 333-96673) of Pepco Holdings, Inc. of our report dated June 23, 2004, relating to the financial statements of the Atlantic Electric 401(k) Savings and Investment Plan - B, appearing on page 1 of this Form 11-K.

/s/ PRICEWATERHOUSECOOPERS LLP Philadelphia, PA June 28, 2004
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